UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Jacksam Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46650D107

(CUSIP Number)

Daniel L. Davis

31 Arbor Walk Lane

Rancho Santa Margarita, California 92688

(949) 317-1950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Daniel L. Davis

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
25,795,357

8. Shared Voting Power
0

9. Sole Dispositive Power
25,795,357

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
25,795,357
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
42.4% (1)
14. Type of Reporting Person IN

(1) Assumes 60,851,972 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 60,851,972 shares of common stock outstanding as of May 15, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2019.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Jacksam Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 30191 Avenida De Las Banderas, Suite B, Rancho Santa Margarita, California 92688.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Daniel L. Davis (the “Reporting Person”).
(b)	The Reporting Person’s address is: 31 Arbor Walk Lane, Rancho Santa Margarita, California 92688
(c)	The Reporting Person is a founder and consultant of the Issuer.
(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f)	Mr. Davis is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to that certain Agreement and Plan of Merger by and among Jacksam Corporation, Jacksam Acquisition Corp. and China Grand Resorts Inc. dated as of September 14, 2018 (the “Merger Agreement”), Reporting Person exchanged shares of Common Stock held in Jacksam Corporation (a private company) for 25,795,357 shares of the Issuer’s Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The securities of the Issuer were acquired by the Reporting Person for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Schedule 13D, which is hereby incorporated by reference in this Item 4.

The Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)The aggregate number of shares of Common Stock to which this Schedule 13D relates is 25,795,357 shares of Common Stock.  The Common Stock held by the Reporting Person represents approximately 42.4% of the Common Stock outstanding of Issuer as of May 15, 2019.

(b) Mr. Davis has sole voting and dispositive power over the shares of common stock of which he owns individually.

(c)Not applicable.

(d)Not Applicable.

(e)Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 3 of this Schedule 13D, the Reporting Person is not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1*          Agreement and Plan of Merger, dated September 14, 2018.

*Filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2018 and incorporated by reference herein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANIEL L. DAVIS

7/15/2019

Date

/s/ Daniel L. Davis

Signature

Daniel L. Davis

Name/Title

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